Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

August 28, 2017

VIA EDGAR

Re:	National Vision Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on July 17, 2017
CIK No. 0001710155

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of National Vision Holdings, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Company has revised Amendment No. 2 in response to the Staff’s comments in its letter, dated August 7, 2017, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including for information as of and for the six months ended July 1, 2017. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	August 28, 2017

Prospectus

1.
Where you make qualitative statements about your products or business, provide objective support, or identify the statements as management’s belief. For example, we note the disclosure on page vi that your “various offerings make us the best value and one of the lowest cost producers” and that your brand portfolio “constitutes attractive economics with significant growth potential.”

The Company advises the Staff that the Company is supplementally providing the Staff on a confidential basis with a binder of materials (the “Supplemental Binder”) that contains factual support for several of the statements cited in the Registration Statement, including the statements mentioned by the Staff in its comment above.

The Company further advises the Staff that the Company has obtained the consent of each of Haynes and Company and The Vision Council for their respective data used in the Registration Statement, which the Company has included in the Supplemental Binder (Tab 33 and Tab 34). The Company further advises the Staff that the rest of the industry data used in the Registration Statement is publicly available.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Supplemental Binder is being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supplemental Binder be returned to the Company upon completion of your review thereof. As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the Supplemental Binder is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the Supplemental Binder is not being filed in electronic format.

In further response to the Staff’s comment, the Company has revised its disclosure on pages vi, 7 and 104 to identify certain statements about the Company’s products and business as based upon management’s belief.

Graphics

2.
The graphics should include text only as necessary to explain briefly the visuals. Revise or remove graphic images that require extensive textual explanations and those that cannot be properly balanced in the context of a succinct pictorial image. Performance measures and results that take individual numbers out of context or give undue weight to certain aspects of your business or results are likely not appropriate in a graphic. Notable in this regard are the quantitative data and other information beneath the map in the first page of graphics.

The Company has revised the graphics to remove images with extensive textual explanations and images that reflect performance measures and results.

Securities and Exchange Commission	August 28, 2017

Market, Ranking and Other Industry Data, page iii

3.
Please revise the disclosure to identify the sources of the industry data where applicable. For example, we note the industry data mentioned in the second bullet point on page 4 and in the first bullet point on page 5.

The Company has revised its disclosure throughout the prospectus, including on pages 3 through 5, 95 through 97 and 99 through 102, to identify the sources of the industry data, where applicable. The Company advises the Staff that the Supplemental Binder contains copies of relevant industry materials.

Glossary, page iv

4.
Since your comparable store information is used to compare consecutive quarter growth throughout, address sales for newly added stores whose results are only included for a partial quarter. Specifically, if a new store becomes part of the base in the second month of a quarter, does your metric reflect as “growth” sales resulting from the additional month in the succeeding quarter?

The Company has revised its disclosure on page 63 to clarify that annual, year-to-date and quarterly comparable store sales are aggregated using only sales from all whole months of operations included in both the current reporting period and the prior reporting period. When a partial month is excluded from the calculation, the corresponding month in the subsequent period is also excluded from the calculation.  Accordingly, if a new store becomes part of the base in the second month of a quarter, the additional month in the succeeding quarter is not reflected as “growth” sales.

Letter from our CEO, page vi

5.	Please expand the disclosure on page (vi) that the brands can grow as a result of your partnership with a third party to identify the third party and describe the relationship.

The Company advises the Staff that the reference to a third party in the related disclosure is to a third-party real estate firm that was retained by the Company to analyze its customer and store data to build a store footprint model supporting the Company’s belief about the potential new America’s Best and Eyeglass World stores. The Company confirms that such analysis (and compilation of underlying data) was not conducted for inclusion in the Registration Statement.

The Company has revised its disclosure on page vi to clarify the nature of this relationship.

Securities and Exchange Commission	August 28, 2017

6.	Please expand the appropriate section to disclose the material terms of the agreements concerning your partnerships with Walmart, Fred Meyer and the U.S. military and file the agreements as exhibits.

The Company has expanded its disclosure on pages 58 and 59 to disclose the material terms of its agreements with Wal-Mart Stores, Inc. and also notes to the Staff the existing disclosure on page 22. The Company has confidentially submitted such agreements as Exhibits 10.29, 10.30 and 10.31 to Amendment No. 2. The Company is also confidentially submitting to the Office of the Secretary of the Commission its request for confidential treatment of certain portions of such agreements.

The Company advises the Staff that, in contrast with its arrangements with Walmart, its agreements with Fred Meyer and U.S. military are of the type that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and are not contracts upon which the Company’s business is substantially dependent. For fiscal year 2016, Vista Optical locations in Fred Meyer and on U.S. military bases accounted for 1% and 2%, respectively, of the Company’s consolidated net revenue. Accordingly, such agreements need not be filed pursuant to Item 601(d)(10)(ii)(B) of Regulation S-K.

7.	Refer to the second bullet point on page vii. Disclose the number of stores that closed in the same period or advise.

The Company has revised its disclosure on pages vii, 8 and 105 to disclose the number of stores that the Company closed over the same period.

8.
In addition, in an appropriate place in your disclosure, please discuss the reasons for store closings and whether there have been any common characteristics leading to the failure of an individual store.

The Company has revised its disclosure on page 60 accordingly.

Prospectus Cover Page

9.
Please ensure that your disclosure here and throughout your document clearly reflects the proper entity. For example, we note on the prospectus cover page you define KKR as Kohlberg Kravis Roberts & Co. L.P. and at the bottom of the prospectus cover you indicate that KKR is the underwriter. However, you disclose on pages 12, 157 and 159 that KKR Capital Markets LLC is the underwriter.

The Company has revised its disclosure throughout the prospectus to more clearly distinguish between KKR entities, including defining Kohlberg Kravis Roberts & Co. L.P. as “KKR Sponsor” rather than “KKR” on the prospectus cover page. The Company advises the Staff that “KKR” is the marketing name of KKR Capital Markets LLC, which is serving as an underwriter of the offering and, as a result, is using that name in such capacity on the front and back cover pages of the prospectus, as is customary.

Securities and Exchange Commission	August 28, 2017

Prospectus Summary, page 1

10.
You refer here and in the letter to investors to your philanthropic vision and activities. Explain how this is material to your business and/or how it fits within your business plan and results so significantly that it is appropriate to prominently highlight it in your summary and letter.

The Company’s corporate mission is to make eye care and eyewear more affordable and accessible to all people.  The Company’s business plan is based on this mission and its store associates and optometrists serve its customers with this goal in mind. A key component of executing on this mission is not just what the Company does inside the walls of its stores, but also how the Company invests in those around in need. The Company’s focus on giving back, both domestically and globally, is an important strategic driver for the Company’s recruitment and retention of both store associates and vision care professionals. The Company believes that such focus is what draws people to its culture of service.  The Company hears this time and time again from its store associates, optometrists and other parties. The Company also believes that the more the Company gives back, the more engaged its team members are in the work the Company is doing. The Company believes that attracting service-minded team members that are engaged contributes to its ability to continue to open more stores in more communities. Accordingly, the Company believes that it is appropriate to highlight its philanthropic vision in the Registration Statement.

11.	Please tell us how you determined the amounts mentioned in the last sentence of the third bullet point on page 2, including any assumptions underlying the conclusions included therein.

The Company advises the Staff that the amounts of additional revenue and EBITDA that the Company would have generated in fiscal year 2016 for its owned & host segment on page 2 were calculated as follows: (A) the Company took the list of all historical America’s Best and Eyeglass World stores and excluded all stores that the Company did not open (i.e. stores that were open at time the Company acquired America’s Best and Eyeglass World); (B) the Company also excluded stores that had not been open for at least 60 months; (C) of the remaining stores in the list, the Company calculated an average store revenue and EBITDA for the 5th year (months 49 to 60) after opening for America’s Best and Eyeglass World separately; (D) the Company then multiplied that fifth year average of net revenue and EBITDA by the number of stores that are not yet mature (i.e. stores opened after fiscal year 2012);  and (E) the Company calculated the embedded earnings growth by subtracting actual fiscal year 2016 net revenue and EBITDA for the stores that are not yet mature from the amount in clause (D).

The Company is submitting to the Staff on a supplemental basis a spreadsheet showing the calculations described above as part of the Supplemental Binder (Tab 35).

Securities and Exchange Commission	August 28, 2017

12.
You indicate on page 2 that one of your strengths is your sustainable business model. Given your significant reliance on new store openings, please either discuss possible weaknesses in this business model or move the reference to a place in your disclosure where you can discuss the risk and benefits more fully.

The Company has revised its disclosure on pages 2 and 92 to remove the reference to a sustainable business model.

Our Competitive Advantages, page 5

13.	Please file as an exhibit the consent of Haynes and Company.

The Company advises the Staff that the Haynes and Company data contained in the Registration Statement were not prepared in connection with the Registration Statement or in contemplation of a securities offering by the Company or any other party. As such, Haynes and Company is not an “expert” within the meaning of Rule 436 or Regulation C and Item 601(b)(23) of Regulation S-K and thus, a consent is not required to be filed as an exhibit to the Registration Statement.

The Company has obtained a consent from Haynes and Company to use its data in the Registration Statement, which the Company has included in the Supplemental Binder (Tab 33).

Our Growth Strategies, page 8

14.
If you wish to highlight beneficial changes resulting from your post-acquisition activities, please also discuss any potential challenges presented by such activities, such as acquisition or restructuring activities, such as the increase to long-term debt mentioned in the sixth bullet point on page 62.

The Company advises the Staff that the Company does not attribute the increase in new store growth to the acquisition of the Company by affiliates of KKR Sponsor and did not intend to highlight such increase as a benefit having resulted from the acquisition. Instead, the reference to the “KKR Acquisition” in the related disclosure was to serve as an indication of the time period (the past three years) over which the Company accelerated new store growth to 75 stores per annum. The Company has revised its disclosure on pages 8, 105 and 106 accordingly.

Securities and Exchange Commission	August 28, 2017

Corporate History and Information, page 10

15.	Please disclose the aggregate price that the affiliates of KKR paid to acquire you in 2014.

The Company confirms that the total consideration paid by existing stockholders, including the affiliates of KKR Sponsor, for their shares of the Company’s common stock will be disclosed under the heading “Dilution” in a subsequent pre-effective amendment to the Registration Statement. In addition, the Company notes to the Staff that the amounts of cash consideration and roll-over investments in connection with the KKR Acquisition are separately disclosed on page F-17.

As certain equity interests were rolled over in connection with the acquisition of a controlling interest in the Company by affiliates of KKR Sponsor in 2014, the aggregate price that the affiliates of KKR Sponsor paid to acquire its proportionate interest in the Company in 2014 would not represent the total equity value of the Company at the time. As such, the Company submits to the Staff that separately disclosing the aggregate purchase price paid by the affiliates of KKR Sponsor in the prospectus summary section of the Registration Statement is not necessary or helpful to an investors’ understanding of the Company.

16.
Please disclose benefits to affiliates associated with this offering, including KKR and members of management that participated in the KKR acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the KKR acquisition?

The Company advises the Staff that all shares to be included in the offering are expected to be offered and sold by the Company, and that no affiliates of KKR Sponsor and no members of management that participated in the KKR Acquisition are expected to sell shares in the offering. As a result, it is expected that affiliates of KKR Sponsor and members of management would retain their full investment in the Company. With respect to receipt of any proceeds of the offering, (i) as of July 1, 2017, investment funds or accounts managed or advised by the global credit business of KKR & Co. L.P. held a portion of the outstanding principal balance of the Company’s first lien term loans and as a result, may receive a portion of the proceeds hereof if such proceeds are used to repay the Company’s first lien term loans, as described under the heading “Use of Proceeds,” and (ii) KKR Capital Markets LLC will receive underwriting fees and commissions in connection with its role in the transaction as underwriter, as described on the prospectus cover page and under the heading “Underwriting (Conflicts of Interest).”

To the extent the shares to be sold in the offering are updated to include a secondary sale by affiliates of KKR Sponsor and/or members of management, the Company will revise its disclosure in a subsequent pre-effective amendment to the Registration Statement.

Securities and Exchange Commission	August 28, 2017

Conflicts of Interest, page 12

17.
Please clarify the disclosure in this section and in the Conflicts of Interest section on page 159 that KKR is deemed to have a conflict of interest with your disclosure in this section that a qualified independent underwriter is not required in connection with this offering.

The Company advises the Staff that, prior to launching the offering, the Company expects to designate additional underwriters to the syndicate.  Therefore, although KKR Capital Markets LLC is deemed to have a conflict of interest, the Company does not expect that a qualified independent underwriter will be required for the offering because KKR Capital Markets LLC will not act as a lead bookrunner and no underwriter acting in that capacity will have a conflict of interest as defined in FINRA Rule 5121.

Summary Historical Consolidated Financial and Other Data, page 13

18.
We note on page 16 that you reconcile non-GAAP adjusted net income to adjusted EBITDA. Please revise the filing to separately reconcile non-GAAP adjusted net income to net income, which is the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company has revised its disclosure on pages 16 and 17 to separately reconcile Adjusted Net Income to net income (loss).

Use of Proceeds, page 45

19.
We note that you intend to use the proceeds from this offering to repay certain indebtedness. If you do not expect to determine the debt you will repay prior to effectiveness, please explain to us how and when you expect to identify how you will apply the proceeds to reduce your debt.

The Company has revised its disclosure on pages 11 and 45 to disclose the specific indebtedness it intends to repay using proceeds from the offering.

20.	Please disclose, if applicable, the extent to which KKR or its affiliates will receive any of the proceeds from the offering used to repay debt.

The Company has revised its disclosure on pages 11, 45 and 163 to disclose the extent to which KKR Sponsor and its affiliates will receive any of the proceeds from the offering used to repay debt.

Securities and Exchange Commission	August 28, 2017

Unaudited Pro Forma Consolidated Financial Information

Note 2. Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 54

21.
Please refer to adjustment (H). Explain to us how you applied the guidance in SAB Topic 1B.3 when performing your pro forma per share calculations considering the February 2, 2017 recapitalization dividend to your stockholders discussed on page F-36.

With respect to the guidance in SAB Topic 1B.3, the Company advises the Staff that the impact of the February 2017 recapitalization dividend is included in the Company’s historical unaudited condensed consolidated balance sheet as of July 1, 2017, presented on pages 14, 52, 57 and F-37. The Company further advises the Staff that the Company accounted for the February 2017 recapitalization dividend in calculating basic and diluted pro forma earnings per share as presented in the prospectus for the latest year and interim period.

The Company submits to the Staff that the Company will update its pro forma financial information in a subsequent pre-effective amendment to give effect to the February 2017 recapitalization dividend as if the proceeds from the offering were used to pay such dividend to the extent such proceeds are used to repay the Company’s first lien term loans.

Trends and other Factors Affecting our Business, page 58

22.
Address the possibility that for a percentage of your customer base, spending on eyewear could be a discretionary expense. Also, address the significance of repeat customers. Finally, discuss the expected impact and your plan regarding market saturation, given your heavy reliance on new store openings.

The Company respectfully submits that its management has considered each of the items set forth in the Staff’s comment but, as outlined below and pursuant to the standard outlined in Instruction 3 to paragraph 303(a) of Regulation S-K, does not believe that additional disclosure with respect to such items in its Management’s Discussion and Analysis of Financial Condition and Results of Operations is necessary given that either (i) disclosure with respect to such item has already been included or (ii) it does not believe that such item constitutes a material event or uncertainty known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Securities and Exchange Commission	August 28, 2017

With respect to the Staff’s comment regarding discretionary purchases, the Company believes that the vast majority of the Company’s customers purchase prescription eyeglasses and contact lenses that the Company considers to be non-discretionary in nature.

With respect to the Staff’s comment regarding repeat purchasers, the Company submits to the Staff that it believes its existing disclosure on page 60 (stating that a substantial majority of the Company’s customers are repeat buyers) and on page 61 (stating that existing customers represented 68% of total customers of its mature stores in 2016) is sufficient to address the significance of repeat customers.

With respect to the Staff’s comment regarding market saturation, the Company does not expect its plan regarding new store openings to lead to market saturation as the Company’s planned new stores will primarily be in new markets where the Company does not have any existing stores or will be in “fill-in” areas where the Company has concluded that putting in a new store would have no meaningful impact on the foot traffic of existing stores nearby.

Comparable Store Sales Growth, page 61

23.
We note the presentation on pages 63, 64 and 67 of consolidated comparable store sales. Please tell us if you calculate consolidated comparable store sales utilizing consolidated cash basis sales or consolidated GAAP sales. Revise the filing to specifically identify the manner in which the consolidated metric is calculated. To the extent non-GAAP consolidated cash basis sales is utilized in the calculation, revise the filing to label the measure as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Refer also to questions 104.03 and 104.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company advises the Staff that the Company calculates total adjusted comparable store sales utilizing cash basis point of sale information from stores in the Company’s reportable segments. Cash basis sales includes transactions with retail customers for orders of prescription eyewear (i.e. eyeglasses and contact lenses), eye exams, non-prescription eyewear (e.g. sunglasses) and accessories, product protection plans and club memberships. The Company has revised its disclosure on page 63 to further clarify the manner in which the total adjusted comparable store sales growth is calculated.

Adjusted comparable store sales growth is useful to the Company’s chief operating decision maker (“CODM”) because it provides timely and accurate information relating to the two core metrics of retail sales: number of transactions and value of transactions. The CODM uses adjusted comparable store sales growth as the basis for key operating decisions, such as allocation of advertising to particular markets and implementation of special marketing programs. The CODM believes that adjusted comparable store sales growth provides timely and accurate information relating to the operational health and overall performance of each brand. The Company also believes that, for the same reasons, investors find our calculation of adjusted comparable stores sales growth to be meaningful. Additionally, under the Company’s current growth model, comparable store sales growth calculated using GAAP net revenue is generally consistent with, but slightly higher than, adjusted comparable store sales growth calculated using cash basis sales. Therefore, by reviewing the adjusted comparable store sales growth calculation, the CODM and investors are receiving information that is comparable to and not significantly different from the most closely related GAAP measure.

With respect to Item 10(e)(1)(i) of Regulation S-K and questions 104.03 and 104.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company advises the Staff that it has revised its disclosure on pages 63, 66, 70 and 73 to label the adjusted comparable store sales growth measure as a non-GAAP measure and to provide a presentation of a comparable store sales growth measure based on GAAP net revenue, a narrative reconciliation of the differences between the GAAP measure and the comparable non-GAAP measure, and reasons why the Company’s presentation of the non-GAAP measure provides useful information to investors.

Securities and Exchange Commission	August 28, 2017

Three Months Ended April 1, 2017 compared to Three Months Ended April 2, 2016

Net revenue, page 64

24.
We note your discussion of cash basis sales as the performance measure determined consistent with ASC 280 for each of your operating segments. Question 104.02 our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures calls for a complete discussion with Managements’ Discussion and Analysis of the reconciling items used to determine the segment measures. Please revise the filing to separately discuss the reconciling items either on a consolidated level or the reconciling items specific to each particular segment.

The Company has revised its disclosure on pages 59 through 60, 67, 71 and 74 to include a complete discussion of the reconciling items used to determine segment measures. The Company has revised its disclosure on pages F-35, F-36 and F-49 to revise the segment table revenue captions from “Net product sales” and “Net sales of services and plans” to “Segment product revenues” and “Segment services and plans revenues.”

Non-GAAP Measures

Adjusted EBITDA, page 73

25.
We see the presentation here and also on pages 16 and 76 of the subtotal EBITDA in your reconciliation of the non-GAAP measure adjusted EBITDA. We note that EBITDA is a non-GAAP financial measure which should be accompanied by all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise the filing to separately provide all of the required disclosures for non-GAAP EBITDA or remove the subtotal from your reconciliations.

The Company has revised its disclosure on pages v, 14 through 17 and 76 through 78 to provide the disclosure required by Item 10(e)(1)(i) of Regulation S-K for EBITDA.

Securities and Exchange Commission	August 28, 2017

26.
We note the adjustment for New store pre-opening expenses in your non-GAAP adjusted EBITDA reconciliation. We see beginning on page vi in the prospectus summary and elsewhere throughout the filing that expansion, growth and new store openings are integral parts of your core business operations. The non-GAAP measures excluding new store pre-opening expenses appear to exclude normal, recurring, cash operating expenses necessary to operate your business since a major part of your core operating performance is the opening of new stores. Please refer to the guidance provided in questions 100.01 and 100.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your non-GAAP measures to remove the adjustments excluding the new store pre-opening expenses.

The Company respectfully maintains that its presentation of Adjusted EBITDA and Adjusted Net Income, each of which excludes new store pre-opening expenses, does not violate Rule 100(b) of Regulation G and that such measures, taken together with the information accompanying such measures and other accompanying discussion of such measures, do not contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of such measures, in light of the circumstances in which it is presented, not misleading.  In this regard, the Company further notes that question 100.01 specifically states that a measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading, not that it is misleading in all circumstances.  The Company maintains that the exclusion of new store pre-opening costs from Adjusted EBITDA and Adjusted Net Income, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to potential investors and other readers of the Registration Statement because it enhances comparability of the Company’s store operating performance from period to period and provides investors with a more accurate view of results associated with store performance once stores are opened and fully operating. Pre-opening expenses, which include marketing and advertising, labor and occupancy expenses incurred prior to opening a new store, are generally higher than comparable expenses incurred once such store is open and generating revenue. The Company believes that such higher pre-opening expenses are specific in nature and amount to opening a new store and as such, are not indicative of ongoing core operating performance. As evidence of this adjustment enhancing period-to-period comparability, the Company notes that each of its existing credit agreements provide for a similar adjustment relating to pre-opening costs and expenses when calculating compliance with the applicable financial covenants contained in such agreements. The Company also submits that, within the retail industry, the exclusion of similar pre-opening costs from non-GAAP performance measures is not unusual, particularly with respect to companies that are expanding their store footprints, and that such retailers have similarly stated that they view such adjustments as helpful to facilitate comparability of store operating performance from period to period.  With respect to the guidance contained in question 100.03, the Company further notes that in certain circumstances it has indeed excluded gains from its non-GAAP measures (e.g. amortization of the acquisition date fair value of leasehold interests).

In further response to the Staff’s comment, the Company has revised the relevant disclosure on pages 17 and 78 to explain why costs related to new store openings are not indicative of the Company’s core operating performance. In addition, the Company has revised its disclosure on page 15 to address the limitations of this exclusion.

Securities and Exchange Commission	August 28, 2017

27.
We note that you have separate line items to identify asset impairments and purchase accounting inventory adjustments within your non-GAAP reconciliations. For consistent identification of impairment and inventory related adjustments, please revise these reconciliations to include a separate line item for inventory impairments as opposed to including those items within “Other”.

The Company has revised its reconciliations of Adjusted EBITDA and Adjusted Net Income to net income (loss) on pages 16, 17, 77 through 79 to include a separate line item for non-cash inventory write-offs.

Our Sourcing and Supplier Relationships, page 105

28.	Disclose the material terms of your agreements with the suppliers and file them as exhibits, or advise.

The Company has revised its disclosure on page 109 to disclose the material terms of its agreements with Essilor of America, Inc. and has confidentially submitted such agreements as Exhibits 10.27 and 10.28 to the Amendment No. 2.  The Company is also confidentially submitting to the Office of the Secretary of the Commission its request for confidential treatment of certain portions of such agreements.

The Company advises the Staff that, in contrast to its contractual arrangements with Essilor, its agreements with other suppliers, including CooperVision mentioned on page 109, are of the type that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and are not contracts upon which the Company’s business is substantially dependent. Accordingly, such agreements with suppliers need not be filed pursuant to Item 601(d)(10)(ii)(B) of Regulation S-K.

Our Properties and Store Footprint, page 106

29.	Please file the leasing agreements concerning your distribution centers and corporate offices as exhibits, or advise.

The Company advises the Staff that the Company’s lease agreements concerning its distribution centers and corporate offices are of the type that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and are immaterial in amount or significance. Accordingly, such lease agreements need not be filed pursuant to Item 601(d)(10)(ii)(D) of Regulation S-K.

Securities and Exchange Commission	August 28, 2017

Management, page 114

30.	Please expand the disclosure on page 114 concerning Messrs. Taylor and Gernburd to describe their roles with KKR.

The Company has expanded its disclosure on page 118 to describe Messrs. Taylor’s and Gernburd’s roles with KKR & Co. L.P. and its subsidiaries.

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page F-33

31.
Please explain to us in more detail why you present revenue on a cash basis, which excludes the effects of unearned and deferred revenue, and tell us how your CODM utilizes this measure in making decisions and allocating resources to the segments, as well as assessing their performance. Separately describe each significant adjustment used to reconcile reported segment net revenue to consolidated revenue and show us how the cash basis amounts are calculated. Refer to paragraphs 50-27 and 50-31 of ASC 280-10.

The Company advises the Staff that cash basis sales information is useful to the CODM because it provides timely information relating to increases and decreases in the number of customer visits to the Company’s existing stores and amounts spent by customers. The CODM uses cash basis sales as a primary indicator of the general health of the overall Company and its reportable segments. The CODM reviews cash basis sales for its reportable segments in order to determine the relative performance levels of the brands and, ultimately, the investment amount to allocate to each brand for new stores, advertising and other growth initiatives. Additionally, the CODM reviews cash basis sales in order to identify performance issues at the brand level that may need to be addressed, such as reduced foot traffic or transaction volume. The CODM believes that cash basis revenues provide timely and accurate information relating to the operational health and overall performance of each brand. Cash basis revenues provide information regarding customer orders of the Company’s products and services since customers pay for their orders in advance. Also, the Company further notes to the Staff that its Board of Directors also reviews segment results in the same manner as the CODM. Finally, management does not monitor deferred revenue at the brand or segment level.
Cash basis sales are derived from the Company’s point of sale systems and are aggregated and summarized into the Company’s general ledger on a daily basis. Cash basis sales include cash, credit card and managed care (i.e. insurance) transactions for sales of non-prescription eyewear and accessories, eye exams, orders of prescription eyewear (i.e. eyeglasses and contact lenses), and payments for warranty programs and club memberships. The Company’s unearned revenue represents cash collected on the sale of eyeglasses and certain contact lenses that have not been delivered to the customer. The Company’s deferred revenue consists of two types of transactions (1) product protection plans and (2) contact lens club sales. For products, information relating to unearned revenue is generally immaterial to the overall results of the Company because unearned revenue represents cash basis sales of prescription eyewear only for approximately the last week of the period. In addition, both unearned revenue and deferred revenue represent purely timing differences that the CODM does not consider in his evaluation of brand/operating segment performance. The adjustments necessary to reconcile reportable segment revenues to consolidated GAAP revenues only include changes in deferred revenue and unearned revenue. The net product sales adjustment represents only the unearned revenue adjustment and the net sales of services and plans reconciling item is exclusively the deferred revenue adjustment.

Securities and Exchange Commission	August 28, 2017

32.
Please revise the filing to provide all of the disclosures required by ASC 280-10-50-29, including an explanation of the measurement of segment profit, the basis of accounting for any transactions between reportable segments, and the nature of any differences between the measurement of reportable segment profit and consolidated income before income taxes.

The Company has revised its disclosure on page F-34 to include all of the disclosure required by ASC 280-10-50-29.

33.	Please revise the filing to disclose the business activities and sources of revenue included in Corporate/Other as required by ASC 280-10-50-15.

The Company has revised its disclosure on page F-34 to include the relevant disclosure required by ASC 280-10-50-15.

34.
We note that you did not report asset information on a segment basis and that the CODM does not regularly review such information for the reportable segments. We further note your CODM reviews balance sheet and related information at the consolidated level “in general.” Please describe to us the circumstances in which the CODM reviews assets, balance sheet and related information on a reportable segment basis and how you considered the reconciliation guidance in ASC 280-10-50-30(c).

The Company has revised its disclosure on page F-34 to remove the disclosure that the CODM reviews balance sheet information at the consolidated level “in general.” Further, balance sheet information at the consolidated level or on a reportable segment basis is not used by the CODM to evaluate performance or allocate resources to operating segments, and as such, the Company has excluded such information as permitted by ASC 280-10-50-26. Therefore, reconciliation of the Company’s reportable segments’ assets to its consolidated assets pursuant to ASC 280-10-50-30(c) is not relevant.

Securities and Exchange Commission	August 28, 2017

35.
We note from page F-8 that you are a retailer of eyeglasses, contact lenses and accessories, provide eye exams, management services, extended warranties and club memberships and operate a health management organization. Please revise the filing to report revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40. If providing the information is impracticable, please disclose this fact.

The Company advises the Staff that the Company has considered ASC 280-10-50-40 in determining that its products and services are similar and therefore, further disaggregation of revenues beyond revenues from products and revenues from services and plans was not necessary. The Company’s material product sales consist of finished prescription eyewear sold to consumers and finished prescription eyewear or materials used in the production of prescription eyeglasses sold to other retailers. The Company’s offerings of both eyeglasses and contact lenses provide consumers with a choice that primarily reflects individual tastes and preferences, but the customers’ primary objective is vision correction and general ocular health. The Company’s services and plans include programs that are designed to assist consumers in obtaining and maintaining consistent vision correction, including its offerings of eye exams (paid eye exams, free eye exams provided as part of the Company’s club memberships, and eye exams provided as part of the Company’s health maintenance organization managed care plans), product protection plans which provide free maintenance of eyewear purchased in the Company’s stores for specified periods, and discounts provided by the Company’s club memberships, enabling customers to obtain affordable eyewear on demand. The Company’s sales of services and plans in the legacy segment consist of fees earned for managing the operations of its legacy partner, Walmart, pursuant to its management and services agreement and revenues associated with the provision of eye exams. The Company determined that its sales of services and plans in the legacy segment are not similar to its other services and plans and therefore, the Company has revised its disclosure on F-34 to disclose this fact.

In addition, the Company notes to the Staff that, subsequent to the issuance of the Company’s 2016 consolidated financial statements and the initial confidential submission of the Registration Statement, the Company identified certain classification errors between net product sales and net sales of services and plans in both the Company’s legacy segment and consolidated statements of operations for all periods presented in the Registration Statement. Although the Company concluded these classification errors were not material, the Company has corrected impacted amounts throughout Amendment No. 2 and included disclosure relating to the impact of these errors on page F-15 and its assessment of its internal controls on page 38.  The Company has additionally included in the Supplemental Binder an internal memorandum containing the Company’s analysis of the errors under SAB No. 99 (Tab 36).

Securities and Exchange Commission	August 28, 2017

Correction of an Error, page F-42

36.
We note that you determined the error relating to your contact lens inventories was not material to the 2016 consolidated financial statements. Please provide us your analysis of the errors under SAB No. 99 and SAB No.108. Describe the qualitative and quantitative factors you considered in assessing materiality of the errors which supports your conclusion that they were not material to the 2016 consolidated financial statements.

The Company advises the Staff that the Company has included in the Supplemental Binder an internal memorandum that the Company prepared to support its conclusion that the errors relating to its contact lens inventories were not material to the 2016 consolidated financial statements (Tab 37).

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Tom Jones
Tara Harkins
Kevin Kuhar

National Vision Holdings, Inc.
Mitchell Goodman

Latham & Watkins LLP
Marc Jaffe
Ian Schuman